EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 30, 2016

	January 30, 2016 (52 weeks)	January 31, 2015 (52 weeks)	February1, 2014 (52 weeks)	February2, 2013 (53 weeks)	January 28, 2012 (52 weeks)
Earnings:
Earnings before tax expense	$3,094	$2,649	$2,282	$2,302	$843
Fixed charges	903	896	797	823	794
Capitalized interest	(9)	(5)	(5)	(3)	(6)

Pre-tax earnings before fixed charges	$3,988	$3,540	$3,074	$3,122	$1,631

Fixed charges:
Interest	$491	$493	$448	$465	$441
Portion of rental payments deemed to be interest	412	403	349	358	353

Total fixed charges	$903	$896	$797	$823	$794

Ratio of earnings to fixed charges	4.4	4.0	3.9	3.8	2.1